April 12, 2017

Dear Occidental Petroleum Corporation Shareowner:

Support Shareowner Proposal #5 on Climate Change Reporting

CalPERS is the largest state public pension fund in the United States with $3111 billion in total assets under management and long-term owner of approximately 3,350,000 shares in Occidental Petroleum Corporation. CalPERS will be voting FOR shareowner proposal #5 at the company’s May 12, 2017 annual meeting of shareowners. This proposal is co-filed by CalPERS along with a coalition of other large asset owners assembled by lead filers Westpath Investment Management and Nathan Cummings Foundation.

Request for an Assessment of the Company’s Portfolio under a 2 Degree Scenario

Consistent with the CalPERS Investment Beliefs, we believe effective management of environmental factors, including those related to climate change risk increase the likelihood that companies will perform well over the long-term. We support proposal #5 requesting that Occidental Petroleum Corporation produce an assessment of long-term portfolio impacts of plausible scenarios that address climate change, at reasonable cost and omitting proprietary information. The assessment, produced annually with the initial report issued prior to the 2018 Annual Meeting of Stockholders, should explain how capital planning and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy. Specifically, the report should outline the impacts of multiple, fluctuating demand and price scenarios on the company's existing reserves and resource portfolio - including the International Energy Agency's "450 Scenario," which sets out an energy pathway consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius.

Systemically Important Carbon Emitters (SICEs)

After completing a review of the CalPERS global equity portfolio, we identified 100 companies as significant carbon emitters responsible for over 50% of the portfolio’s total carbon emissions2. CalPERS defines these companies as systemically important carbon emitters (SICEs) – with Occidental Petroleum Corporation being one of them. Further, we believe proposal #5 is of particular significance in light of the global consensus regarding climate change and emission reduction targets reflected in the Paris Agreement. The importance of the proposal’s request is also underscored by the efforts of Financial Stability Board (FSB), an international body mandated by G-20 leaders to develop efficient climate-related financial risk disclosures.

1CalPERS total assets under management at fiscal year ending February 28, 2017.
2 Based upon CalPERS ownership portion of total scope 1 + scope 2 emissions.

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.

History of Engagement on Climate Change Reporting – CERES Carbon Asset Risk Initiative

The request for Climate Risk Reporting at Occidental Petroleum Corporation has been built on a history of engagement. In September 2013, CERES launched the Carbon Asset Risk Initiative with a group of 75 investors including CalPERS requesting Occidental and other companies review and provide reporting related to climate change risk. Through the leadership of CERES and efforts of long-term investors we are hopeful companies will begin to recognize the importance of providing shareowners a better understanding of how they plan to address climate change consistent with the Paris Agreement.

A Request for Climate Risk Reporting in 2016 Received Significant Shareowner Support

At the 2016 Annual General Meeting a request substantially similar to proposal #5 received support from approximately 49 percent of the voting shares3. As a significant Occidental Petroleum Corporation investor we encourage shareowners to support proposal #5 – we believe investors will benefit if the company provides accurate and timely disclosure surrounding environmental risks and opportunities associated with climate change.

For questions about the CalPERS vote please contact Todd Mattley, CalPERS Investment Officer at INVO_GE_Corporate_Governance_Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,
Simiso Nzima
Investment Manager, CalPERS

3 Excluding abstentions

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card. For additional information, please contact Garland Associates, Inc. at (561) 366-1165.